ALSTON&BIRD LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280-4000

704-444-1000

Fax: 704-444-1111

www.alston.com

Gary C. Ivey	Direct Dial: 704-444-1090	E-mail: gary.ivey@alston.com

May 3, 2007

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: David Edgar, Staff Accountant

Re:	Form 8-K Filed April 20, 2007 (the “April 20 Form 8-K”)

ScanSource, Inc. - File No. 000-26926

Dear Mr. Edgar:

This letter is in response to the comment letter received from your office in connection with the above-referenced filing on April 23, 2007 (the “Comment Letter”). In the Comment Letter, you request that the Company amend its April 20 Form 8-K “to state clearly whether you have concluded that financial statements for periods prior to those included in your fiscal 2006 annual report should not be relied upon.” In that regard, you note that the Company’s disclosure “indicating that ‘perhaps’ these financial statements should not be relied upon is not sufficiently specific regarding the status of those financial statements within the context of Item 4.02(a) of Form 8-K.”

For the reasons indicated below, respectfully, the Company believes that the disclosure set forth in the April 20 Form 8-K appropriately addresses the disclosure requirements of Item 4.02(a) and that an amendment to such filing is not necessary or appropriate.

As stated in the April 20 Form 8-K, the Company’s board of directors determined on April 16, 2007 that the financial statements contained in the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 (the “2006 Form 10-K”) should no longer be relied upon. That determination triggered the Company’s filing requirement pursuant to Item 4.02(a) of Form 8-K. The Company is in the process of preparing to restate those financial statements, which will be included in a Form 10-K/A for the year ended June 30, 2006 (the “2006 Form 10-K/A”).

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Securities and Exchange Commission

May 3, 2007

The Company has not yet concluded whether financial statements for periods prior to those included in the 2006 Form 10-K should not be relied upon and will need to be restated. The Company is considering that issue as it prepares to file the 2006 Form 10-K/A. In the interest of full disclosure, the Company believed that it was appropriate in the April 20 Form 8-K to indicate, as it did, the possibility of prior financial statements needing to be restated. Because no conclusion had been reached with regard to those prior financial statements, however, it did not regard specific Item 4.02(a) line item requirements as being directly applicable with respect to those prior financial statements.

If and when the Company reaches a conclusion that particular financial statements prior to those included in the 2006 Form 10-K should not be relied upon and require restatement or otherwise has an update regarding the restatement process, it would make appropriate disclosures at that time. Unless and until that conclusion is reached, respectfully, we believe that the disclosure contained in the April 20 Form 8-K is the appropriate disclosure for purposes of Item 4.02(a).

Having said that, absent such a conclusion, as the Company completes the process for filing its 2006 Form 10-K/A and its delinquent Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and December 31, 2006, the Company does expect to inform the market, either in an explanatory note to its 2006 10-K/A or in an Item 8.01 Form 8-K, that its review of prior financial statements is complete. Respectfully, we believe this is the appropriate approach to the disclosure issues relating to the Company’s restatement of prior financial statements and delinquent filings, that no amendment to the April 20 Form 8-K is necessary or appropriate, and that such an amendment would not provide meaningful additional information to the market or to investors.

In providing this response, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (704) 444-1090 if you have any questions regarding the response contained herein. Thank you for your consideration of this matter.

Very truly yours,

/s/ Gary C. Ivey
Gary C. Ivey

GCI:mlr

cc: John J. Ellsworth, General
Counsel of ScanSource, Inc.